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                           Morgan, Lewis & Bockius LLP
                          1111 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                               phone: 202-739-3000
                                fax: 202-739-3001



July 29, 2003



BY EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  iShares Trust
     Post-Effective Amendment No. 22 to the Registration Statement on Form N-1A File Nos. 333-92935; 811-09729
     Application for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), iShares Trust respectfully requests the consent of the Securities and Exchange Commission (the "Commission") to allow it to withdraw post-effective amendment no. 22 to it's registration statement on Form N-1A (the "Amendment"). For the reasons discussed below, iShares Trust believes that withdrawal of the Amendment is consistent with the public interest and protection of investors.

iShares Trust filed the Amendment with the Commission on June 30, 2003 pursuant to Rule 485(a) under the 1933 Act to register the offering of a new fund, the iShares Dow Jones Transportation Average Index Fund. The filing was made without inclusion of the required facing page, part C and signature page. Consequently, the filing was deficient and would be unable to go effective.

In light of the foregoing, iShares Trust believes the Commission should find that withdrawal of the Amendment is consistent with the public interest and protection of investors because (1) the Amendment is deficient in its current form, (2) iShares Trust will refile a complete post-effective amendment no. 22 that complies with the Form N-1A requirements, and (3) failure to withdraw the Amendment as currently filed could potentially result in confusion to investors.

If you have any questions or require additional information, please do not hesitate to contact Richard F. Morris of Barclays Global Investors at (415) 597-2779, or the undersigned at (202) 739-5654.

Very truly yours,


/s/ W. John McGuire


cc:  James E, O'Connor, Esq.
     Richard F. Morris, Esq.